SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION FOR WITHDRAWAL OF

REGISTRATION STATEMENT OR AMENDMENT

FILED PURSUANT TO RULE 477 UNDER

THE SECURITIES ACT OF 1933

            Univar Inc.

(Exact name of Registrant as specified in charter)

The undersigned Registrant hereby requests withdrawal of its Registration Statement on Form S-1, File No. 333-167878 (together with all exhibits and amendments thereto, the “Registration Statement”), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”). The Registration Statement was originally filed with the Securities Exchange Commission (the “Commission”) on June 30, 2010 and has not been declared effective. The Registrant confirms that no securities were issued or sold pursuant thereto.

The Registrant is requesting withdrawal of the Registration Statement due to the Registrant’s decision not to proceed at this time with an offering of the securities registered thereby.

Pursuant to the requirements of Rule 477 promulgated under the Act, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized. The Registrant also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.

UNIVAR INC.

By:	/s/ Steven M. Nielson
Steven M. Nielsen Executive Vice President and Chief Financial Officer

Dated: February 16, 2011